SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: May, 2010 Commission File Number: 1-31402

CAE INC.
(Name of Registrant)

8585 Cote de Liesse
Saint-Laurent, Quebec
Canada H4T 1G6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                                                        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                                                                 No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.

Date: May 13, 2010	By:	/s/ Hartland Paterson
	Name:	Hartland J. Paterson
	Title:	Vice President Legal, General Counsel
and Corporate Secretary

                                                       Press Release

CAE reports fourth quarter and full-year results for fiscal year 2010

  Quarterly net earnings of C$40.5 million or $0.16 per share

  Annual free cash flow at C$179 million

  Annual book-to-sales 1.03x including 1.20x for combined Military segments

Montreal, May 13, 2010 – (NYSE: CAE; TSX: CAE) – CAE today reported financial results for the fourth quarter and full-year ended March 31, 2010. Net earnings were $40.5 million ($0.16 per share) this quarter, compared to $52.7 million ($0.21 per share) in the fourth quarter of last year. Net earnings were $144.5 million ($0.56 per share) for the year, compared to $201.1 million ($0.79 per share) last year. Excluding a final restructuring charge of $1.9 million recorded during the quarter and a total restructuring charge of $34.1 million for the year, net earnings were $42.3 million ($0.16 per share) this quarter and $168.6 million ($0.66 per share) for the year. All financial information is in Canadian dollars.

Summary of consolidated results
(amounts in millions, except
operating margins)		FY2010	FY2009	Q4-2010	Q3-2010	Q2-2010	Q1-2010	Q4-2009
Revenue		$1,526.3	1,662.2	395.9	382.9	364.5	383.0	438.8
Earnings before interest
and income taxes (EBIT)		$230.0	305.8	63.0	60.7	61.2	45.1	79.6
As a % of revenue	%	15.1	18.4	15.9	15.9	16.8	11.8	18.1
Earnings from continuing
operations		$144.5	202.2	40.5	37.7	39.1	27.2	52.7
Results from discontinued
operations		$ –	(1.1)	–	–	–	–	–
Net earnings		$144.5	201.1	40.5	37.7	39.1	27.2	52.7
Backlog		$3,042.8	3,181.8	3,042.8	2,917.1	3,034.8	3,278.2	3,181.8

Comparative periods of fiscal 2009 have been restated to reflect a change in the accounting treatment for pre-operating costs.

Consolidated revenue was $395.9 million this quarter compared to $438.8 million last year. Consolidated revenue for the year was $1,526.3 million compared to $1,662.2 million last year.

Fourth-quarter consolidated earnings before interest and taxes(1) (EBIT) were $63.0 million, or 15.9% of revenue. EBIT for the year was $230.0 million, or 15.1% of revenue. EBIT before the restructuring charge was $64.9 million or 16.4% of revenue for the quarter and $264.1 million or 17.3% of revenue for the year.

“In view of the profound downturn in civil aviation, CAE performed well in fiscal year 2010,” said Marc Parent, CAE’s President and Chief Executive Officer. “We maintained our leadership in civil aviation with solid margins and with more than 70% of global market share of competed full-flight simulator orders. In defence, we increased our annual revenue by 12% and we booked orders of nearly $1 billion. We are emerging gradually from the downturn with a unique global position in civil aviation, continued growth prospects in defence, and a solid financial base.”

Business highlights and order outlook

In our military segments we concluded the year with orders totaling $969.1 million and a book-to-sales ratio of 1.20x. Our fourth quarter was our strongest for orders with $430.5 million booked. These included a multi-year $250 million contract in support of Canada’s CH-147 Chinook Helicopter training requirements. We also signed a contract with the Netherlands Ministry of Defence for a comprehensive academic training system for C-130 and KDC-10 aircraft. As well we entered a new six-year agreement to continue providing maintenance and support services at the German Army Aviation School in Bueckeburg.

In our civil segments we secured training and services contracts this year with an expected value of $351.2 million. We maintained our competed market share above 70% with the award of $254.6 million in products orders including 20 full-flight simulators (FFSs) from customers mainly in Asia and the Middle East. Given a more positive market environment, we expect to sell slightly more than 20 civil FFSs in fiscal year 2011. As usual, we will update our outlook as the year progresses. We added an average of 11 RSEUs (revenue simulator equivalent units) to our global training network in fiscal year 2010. We plan to continue deploying RSEUs in support of our relationships with aircraft manufacturers and aircraft operators, and to further our prime position in the emerging markets.

We made progress during the year to further diversify CAE by leveraging our core capabilities into New Core Markets including healthcare and mining. We acquired Immersion Corporation’s medical simulation business unit, ICCU Imaging and VIMEDIX Virtual Medical Imaging Training Systems in order to continue to develop our capabilities in the healthcare field. After the end of the year, we acquired Datamine to expand our entry into the mine simulation and optimization field. Our New Core Market initiatives are still very much in their infancy but offer attractive long term potential for growth and for CAE to emerge as a market leader as we have done in all of our core businesses.

Business segment results

A more detailed review of our segmented business unit highlights and financial results can be found in CAE’s Management’s Discussion and Analysis (MD&A) released today.

The appreciation of the Canadian dollar vs. the U.S. dollar, the euro and the British pound last year had a negative impact on our results across all segments. We saw a reduced level of revenue and profit in Canadian dollars from the local currency conversion into that stronger currency for financial reporting purposes.

Civil segments

Training & Services/Civil (TS/C)
(amounts in millions
except operating margins, RSEU and FFSs
deployed)		FY2010	FY2009	Q4-2010	Q3-2010	Q2-2010	Q1-2010	Q4-2009
Revenue		$433.5	460.5	113.6	102.4	102.8	114.7	121.4
Segment operating income		$75.1	87.0	21.0	17.4	15.9	20.8	25.1
Operating margins	%	17.3	18.9	18.5	17.0	15.5	18.1	20.7
Backlog		$728.7	1,006.4	728.7	755.9	792.3	906.9	1,006.4
RSEU		129	118	131	129	128	130	123
FFSs deployed		148	141	148	146	144	142	141

Comparative periods of fiscal 2009 have been restated to reflect a change in the accounting treatment for pre-operating costs.

Fourth quarter and full-year revenue in the TS/C segment decreased by 6% compared to prior year periods. Market softness, primarily in North America and Europe, affected demand for training. Offsetting some of this weakness was more activity in the CAE Global Academy, where we recruit, train and source new airline pilots. Market conditions in North America and Europe have improved slightly since the third quarter and emerging markets have continued to be robust. Fourth quarter revenue increased 11% over last quarter despite level utilization, which is explained by increased wet training. Since last year we deployed 11 additional Revenue Simulator Equivalent Units (RSEUs) to our network.

Segment operating income was $21.0 million (18.5% of revenue) in the fourth quarter, compared to $17.4 million (17.0% of revenue) in the third quarter and $25.1 million (20.7% of revenue) in the fourth quarter last year. Segment operating income for the year was $75.1 million (17.3% of revenue), compared to $87.0 million (18.9% of revenue) last year.

For the year, our TS/C segment represented 28% of CAE’s consolidated revenue and operating income.

Simulation Products/Civil (SP/C)

Financial results
(amounts in millions
except operating margins)		FY2010	FY2009	Q4-2010	Q3-2010	Q2-2010	Q1-2010	Q4-2009
Revenue		$284.1	477.5	64.5	72.6	63.9	83.1	107.3
Segment operating income		$49.4	92.1	8.9	11.4	12.4	16.7	18.5
Operating margins	%	17.4	19.3	13.8	15.7	19.4	20.1	17.2
Backlog		$252.4	288.2	252.4	244.1	254.5	293.6	288.2

Revenue in the SP/C segment was 40% lower in the fourth quarter and 41% lower for the full year compared to prior year periods. These decreases are the result of lower volume from fewer orders.

Fourth quarter segment operating income was $8.9 million (13.8% of revenue), compared to $18.5 million (17.2% of revenue) in the fourth quarter last year. Segment operating income was $49.4 million (17.4% of revenue) for the year compared to $92.1 million (19.3% of revenue) last year. These decreases are commensurate with lower volume and challenging market conditions.

For the year, our SP/C segment represented 19% of CAE’s consolidated revenue and operating income.

Military segments

Annual revenue for our combined Military business was $808.7 million, up 12% over the prior year. Operating income was up 10% to $139.6 million, resulting in an operating margin of 17.3%. Our combined Military segments’ funded order backlog reached $2,062 million, which represents more than two-thirds of CAE’s consolidated backlog.

For the year, Military represented 53% of CAE’s consolidated revenue and operating income.

Simulation Products/Military (SP/M)

Financial results
(amounts in millions
except operating margins)		FY2010	FY2009	Q4-2010	Q3-2010	Q2-2010	Q1-2010	Q4-2009
Revenue		$545.6	483.5	149.3	140.4	137.4	118.5	143.6
Segment operating income		$95.7	87.7	25.8	23.4	24.3	22.2	26.8
Operating margins	%	17.5	18.1	17.3	16.7	17.7	18.7	18.7
Backlog		$868.0	893.0	868.0	815.3	889.8	1,072.5	893.0

Revenue in the SP/M segment was $149.3 million in the fourth quarter, up 4% from the fourth quarter last year. Revenue for the year was $545.6 million, up 13% from last year. Increases in both periods resulted from higher volume and the integration of the DSA business unit, which we acquired from Bell Aliant in May 2009.

Segment operating income in the fourth quarter was $25.8 million (17.3% of revenue), down 4% year over year mainly because of comparably higher R&D expenses and negative foreign exchange translation. Segment operating income was $95.7 million (17.5% of revenue) for the year, which is 9% higher than last year.

Training & Services /Military (TS/M)

Financial results
(amounts in millions
except operating margins)		FY2010	FY2009	Q4-2010	Q3-2010	Q2-2010	Q1-2010	Q4-2009
Revenue		$263.1	240.7	68.5	67.5	60.4	66.7	66.5
Segment operating income		$43.9	39.0	9.2	12.4	9.7	12.6	9.2
Operating margins	%	16.7	16.2	13.4	18.4	16.1	18.9	13.8
Backlog		$1,193.7	994.2	1,193.7	1,101.8	1,098.2	1,005.2	994.2

Comparative periods of fiscal 2009 have been restated to reflect a change in the accounting treatment for pre-operating costs.

Revenue in the TS/M segment was $68.5 million in the fourth quarter, up 3% from the fourth quarter last year. Revenue was $263.1 million for the year, up 9% compared to last year. We had higher demand for professional services and more training activity in Europe.

Segment operating income was $9.2 million (13.4% of revenue) in the fourth quarter, level compared to $9.2 million (13.8% of revenue) in the fourth quarter last year. For the year, segment operating income was up 13% to $43.9 million (16.7% of revenue) compared to $39.0 million (16.2% of revenue) last year.

Cash flow and financial position

CAE’s free cash flow(2) was $114.9 million for the fourth quarter and $179.0 million for the fiscal year.

Growth capital expenditures were $25.5 million this quarter and maintenance capital expenditures were $23.0 million. Total capital expenditures for the year were $130.9 million, of which $77.4 million was for growth. We expect total capital expenditures in fiscal year 2011 to remain approximately at the same level.

Net debt(3) decreased by $105.3 million this year, ending at $179.8 million at March 31, 2010.

CAE will pay a dividend of $0.03 per share on June 30, 2010 to shareholders of record at the close of business on June 15, 2010.

Additional consolidated financial results Orders and backlog

Our consolidated backlog was $3.0 billion at the end of the year, compared to $3.2 billion last year. New orders of $1,574.9 million were added to backlog, offset by $1,526.3 million in revenue generated from backlog. As well, our backlog decreased by $187.6 million, mainly the result of negative foreign exchange adjustments partially offset by the contracts acquired in the DSA business unit. The book-to-sales ratio for the last 12 months was 1.03x.

Income taxes

Income taxes were $17.0 million in the fourth quarter, representing an effective tax rate of 30%.

You will find a more detailed discussion of our results by segment in the Management’s Discussion and Analysis (MD&A) as well as in our consolidated financial statements which are posted on our website at www.cae.com/Q4FY10.

CAE’s audited annual financial statements and management’s discussion and analysis for the year ended March 31, 2010 have been filed with the Canadian securities commissions and are available on our website (www.cae.com) and on SEDAR (www.sedar.com). They have also been filed with the U.S. Securities and Exchange Commission and are available on their website (www.sec.gov).

Conference call Q4 and full-year FY2010

CAE will host a conference call focusing on fiscal year 2010 fourth quarter and full-year financial results today at 1:30 p.m. ET. The call is intended for analysts, institutional investors and the media. North American participants can listen to the conference by dialling +1-866-540-8136 or +1-514-868-1042. Overseas participants can dial +800-9559-6849 or +1-514-868-1042. The conference call will also be audio webcast live for the public at www.cae.com.

CAE is a world leader in providing simulation and modelling technologies and integrated training solutions for the civil aviation industry and defence forces around the globe. With annual revenues exceeding C$1.6 billion, CAE employs more than 7,000 people at more than 100 sites and training locations in more than 20 countries. We have the largest installed base of civil and military full-flight simulators and training devices. Through our global network of 29 civil aviation and military training centres, we train more than 75,000 crewmembers yearly. We also offer modelling and simulation software to various market segments, and through CAE’s professional services division, we assist customers with a wide range of simulation-based needs.

Certain statements made in this news release, including, but not limited to, statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring or other special items or events that are announced or completed after the date of this news release, including mergers, acquisitions, or other business combinations and divestitures.

You will find more information about the risks and uncertainties associated with our business in the MD&A section of our annual report and annual information form for the year ended March 31, 2009. The forward-looking statements contained in this news release represent our expectations as of May 13, 2010 and, accordingly, are subject to change after this date.

We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

Notes

(1) Earnings before interest and taxes (EBIT) is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track EBIT because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

(2) Free cash flow is a non-GAAP measure that tells us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, other assets and dividends paid and adding proceeds from sale of property, plant and equipment. Dividends are deducted in the calculation of free cash flow.

(3) Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion, and subtracting cash and cash equivalents.

Media contact:

Nathalie Bourque, Vice President, Public Affairs and Global Communications, (514) 734-5788, nathalie.bourque@cae.com

Investor relations:

Andrew Arnovitz, Vice President, Investor Relations and Strategy, (514) 734-5760, andrew.arnovitz@cae.com

Consolidated Balance Sheets

(Unaudited)
As at March 31
(amounts in millions of Canadian dollars)	2010	2009
		Restated
Assets
Current assets
Cash and cash equivalents	$312.9	$195.2
Accounts receivable	237.5	322.4
Contracts in progress	220.6	215.3
Inventories	126.9	118.9
Prepaid expenses	33.7	31.3
Income taxes recoverable	24.3	11.5
Future income taxes	7.1	5.3
	$963.0	$899.9
Property, plant and equipment, net	1,147.2	1,302.4
Future income taxes	82.9	86.1
Intangible assets	125.4	99.5
Goodwill	161.9	159.1
Other assets	141.5	118.8
	$2,621.9	$2,665.8

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$467.8	$540.4
Deposits on contracts	199.7	203.8
Current portion of long-term debt	51.1	125.6
Future income taxes	23.0	20.9
	$741.6	$890.7
Long-term debt	441.6	354.7
Deferred gains and other long-term liabilities	200.5	184.9
Future income taxes	82.4	37.7
	$1,466.1	$1,468.0

Shareholders’ equity
Capital stock	$441.5	$430.2
Contributed surplus	10.9	10.1
Retained earnings	918.8	805.0
Accumulated other comprehensive loss	(215.4)	(47.5)
	$1,155.8	$1,197.8
	$2,621.9	$2,665.8

Consolidated Statements of Earnings

	Three months ended		Twelve months ended
(Unaudited)		March 31		March 31
(amounts in millions of Canadian dollars, except per share amounts)	2010	2009	2010	2009
		Restated		Restated
Revenue	$395.9	$438.8	$1,526.3	$1,662.2
Earnings before restructuring, interest and income taxes	$64.9	$79.6	$264.1	$305.8
Restructuring charge	1.9	–	34.1	–
Earnings before interest and income taxes	$63.0	$79.6	$230.0	$305.8
Interest expense, net	5.5	5.1	26.0	20.2
Earnings before income taxes	$57.5	$74.5	$204.0	$285.6
Income tax expense	17.0	21.8	59.5	83.4
Earnings from continuing operations	$40.5	$52.7	$144.5	$202.2
Results of discontinued operations	–	–	–	(1.1)
Net earnings	$40.5	$52.7	$144.5	$201.1
Basic and diluted earnings per share
from continuing operations	$0.16	$0.21	$0.56	$0.79
Basic and diluted earnings per share	$0.16	$0.21	$0.56	$0.79
Weighted average number of shares outstanding (basic)	256.4	254.9	255.8	254.8
Weighted average number of shares outstanding (diluted)(1)	256.4	254.9	255.8	255.0

(1) For the three and twelve months ended March 31, 2010, and for the three months ended March 31, 2009, the effect of stock options potentially exercisable was anti-dilutive; therefore, the basic and diluted weighted average number of shares outstanding are the same.

Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)
Year ended March 31, 2010
(amounts in millions of Canadian dollars, except number of shares)
					Accumulated
		Common Shares			Other	Total
	Number of	Stated	Contributed	Retained	Comprehensive	Shareholders’
	Shares	Value	Surplus	Earnings	Loss	Equity
Balance,
beginning of year	255,146,443	$430.2	$10.1	$805.0	$(47.5)	$1,197.8
Stock options exercised	1,327,220	7.5	–	–	–	7.5
Transfer upon exercise of
stock options	–	3.4	(3.4)	–	–	–
Stock dividends	43,331	0.4	–	(0.4)	–	–
Stock-based
compensation	–	–	4.2	–	–	4.2
Net earnings	–	–	–	144.5	–	144.5
Dividends	–	–	–	(30.3)	–	(30.3)
Other comprehensive
loss	–	–	–	–	(167.9)	(167.9)
Balance,
end of year	256,516,994	$441.5	$10.9	$918.8	$(215.4)	$1,155.8

(Unaudited)
Year ended March 31, 2009
(amounts in millions of Canadian dollars, except number of shares)
					Accumulated
		Common Shares			Other	Total
	Number of	Stated	Contributed	Retained	Comprehensive	Shareholders’
	Shares	Value	Surplus	Earnings	Loss	Equity
Balance,
beginning of year,
restated	253,969,836	$418.9	$8.3	$634.5	$(122.4)	$939.3
Stock options exercised	1,077,200	9.3	–	–	–	9.3
Transfer upon exercise
of stock options	–	1.0	(1.0)	–	–	–
Stock dividends	99,407	1.0	–	(1.0)	–	–
Stock-based compensation	–	–	2.8	–	–	2.8
Net earnings, restated	–	–	–	201.1	–	201.1
Dividends	–	–	–	(29.6)	–	(29.6)
Other comprehensive
income, restated	–	–	–	–	74.9	74.9
Balance,
end of year, restated	255,146,443	$430.2	$10.1	$805.0	$(47.5)	$1,197.8

Consolidated Statements of Comprehensive (Loss) Income

	Three months ended			Twelve months ended
(Unaudited)		March 31			March 31
(amounts in millions of Canadian dollars)	2010	2009		2010	2009
		Restated			Restated
Net earnings	$40.5	$52.7		$144.5	$201.1
Other comprehensive (loss) income, net of income taxes:
Foreign currency translation adjustment
Net foreign exchange (losses) gains on translation of
financial statements of self-sustaining foreign operations	$(57.1)	$17.9		$(225.0)	$113.5
Net change in gains (losses) on certain long-term debt
denominated in foreign currency and designated as
hedges on net investments of self-sustaining foreign
operations	4.2	(1.2)		18.3	(7.7)
Reclassifications to income	–	–		0.3	(1.9)
Income tax	(1.5)	(1.0)		(0.6)	(1.3)
	$(54.4)	$15.7		$(207.0)	$102.6
Net changes in cash flow hedge
Net change in gains (losses) on derivative items designated
as hedges of cash flows	$13.8	$(11.5)		$58.1	$(48.8)
Reclassifications to income or to the related
non-financial assets or liabilities	(8.5)	5.8		(2.2)	10.4
Income tax	(1.6)	0.3		(16.8)	10.7
	$3.7	$(5.4)		$39.1	$(27.7)
Total other comprehensive (loss) income	$(50.7)	$10.3		$(167.9)	$74.9
Comprehensive (loss) income	$(10.2)	$63.0		$(23.4)	$276.0

Consolidated Statement of Accumulated Other Comprehensive Loss

	Foreign			Accumulated
(Unaudited)	Currency				Other
As at and for the year ended March 31, 2010	Translation	Cash Flow		Comprehensive
(amounts in millions of Canadian dollars)	Adjustment		Hedge		Loss
Balance in accumulated other comprehensive
loss, beginning of year, as previously reported	$(20.4)	$(28.1)		$(48.5)
Adjustment for change in accounting policy	1.0		–		1.0
Balance in accumulated other comprehensive
loss, beginning of year, restated	$(19.4)	$(28.1)		$(47.5)
Details of other comprehensive loss:
Net change in (losses) gains	(206.7)		58.1		(148.6)
Reclassifications to income or to the related
non-financial assets or liabilities	0.3		(2.2)		(1.9)
Income tax	(0.6)		(16.8)		(17.4)
Total other comprehensive loss for the year	$(207.0)	$39.1		$(167.9)
Balance in accumulated other comprehensive
loss, end of year	$(226.4)	$11.0		$(215.4)

Consolidated Statements of Cash Flows

	Three months ended		Twelve months ended
(Unaudited)		March 31		March 31
(amounts in millions of Canadian dollars)	2010	2009	2010	2009
		Restated		Restated
Operating activities
Net earnings	$40.5	$52.7	$144.5	$201.1
Results of discontinued operations	–	–	–	1.1
Earnings from continuing operations	$40.5	$52.7	$144.5	$202.2
Adjustments to reconcile earnings to cash flows from
operating activities:
Depreciation	18.0	18.3	75.4	71.3
Financing cost amortization	0.2	0.2	0.8	0.8
Amortization of intangible and other assets	4.3	6.3	17.8	17.6
Future income taxes	11.4	(7.4)	27.2	8.5
Investment tax credits	1.3	9.3	(8.6)	19.9
Stock-based compensation plans	3.9	4.0	13.9	(11.5)
Employee future benefits, net	(1.1)	0.2	(1.4)	0.4
Amortization of other long-term liabilities	(1.9)	(2.7)	(7.3)	(9.6)
Other	11.0	(4.0)	8.3	(10.1)
Changes in non-cash working capital	61.1	(5.1)	(3.6)	(95.1)
Net cash provided by operating activities	$148.7	$71.8	$267.0	$194.4
Investing activities
Business acquisitions, net of cash and cash equivalents
acquired	$(5.1)	$(2.4)	$(34.7)	$(41.5)
Capital expenditures	(48.5)	(62.8)	(130.9)	(203.7)
Proceeds from the disposal of property, plant and equipment	–	–	8.8	–
Deferred development costs	(5.2)	(3.1)	(14.6)	(10.5)
Other	(3.2)	(2.1)	(13.0)	(5.7)
Net cash used in investing activities	$(62.0)	$(70.4)	$(184.4)	$(261.4)
Financing activities
Proceeds from long-term debt, net of transaction costs
and the hedge accounting adjustment	$26.4	$11.2	$191.0	$50.3
Repayment of long-term debt	(15.8)	(5.1)	(118.7)	(27.8)
Proceeds from capital lease	–	–	21.6	–
Repayment of capital lease	(0.7)	–	(2.0)	–
Dividends paid	(7.6)	(7.6)	(30.3)	(29.6)
Common stock issuance	1.5	0.9	7.5	9.3
Other	–	(4.3)	(1.9)	(13.4)
Net cash provided by (used in) financing activities	$3.8	$(4.9)	$67.2	$(11.2)
Effect of foreign exchange rate changes on cash
and cash equivalents	$(11.7)	$0.9	$(32.1)	$17.7
Net increase (decrease) in cash and cash equivalents	$78.8	$(2.6)	$117.7	$(60.5)
Cash and cash equivalents, beginning of year	234.1	197.8	195.2	255.7
Cash and cash equivalents, end of year	$312.9	$195.2	$312.9	$195.2